SATURNA INVESTMENT TRUST
1300 North State Street
Bellingham, Washington 98225

February 10, 2016

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street
Washington, D.C. 20549-4720
Attention: Ms. Ashley Vroman-Lee

Re:   Saturna Sustainable Bond Fund, a series of Saturna Investment Trust (the "Trust")
        (File Nos. 33-13247; 811-05071)

Dear Ms. Lee:

This letter responds to comments you provided via telephone on February 4, 2016, regarding the preliminary proxy materials (the "Preliminary Proxy") filed with the U.S. Securities and Exchange Commission (the "Commission") on February 1, 2016, on behalf of the Saturna Sustainable Bond Fund (the "Fund"), a series of the above-referenced Trust. The Fund filed with the Commission (contemporaneously with this correspondence) the definitive proxy materials on Schedule 14A (the "Definitive Proxy") that reflect changes made in response to your comments. The comments, and the Fund's responses thereto, are set forth below. Capitalized terms used but not defined in this letter have the meanings given to them in the Definitive Proxy.

1. Please file the Tandy representations.

Response: The Fund has included the requested representations at the end of this letter, which the Fund is filing via EDGAR as correspondence.

2. Please disclose the risks associated with investing in restricted securities and clarify the extent to which the Fund will be exposed to such risks.

Response: The requested change is reflected in the Definitive Proxy.

3. In the list of factors that the Board of Trustees considered when approving the Proposal, please include a specific reference as to whether the Board considered the risks associated with investing in restricted securities.

Response: The requested change is reflected in the Definitive Proxy.

4. Please provide the basis on which the Meeting may be adjourned to permit the Fund to continue solicitation and seek to obtain a sufficient number of votes to approve the Proposal.

Response: Although the Definitive Proxy states that a majority of the Shareowners present at the Meeting may vote to adjourn the Meeting, the Fund presently does not anticipate that any adjournment will be required or proposed at the Meeting. The governing documents of the Trust provide that the shareowners present and entitled to vote at the meeting (either in person or by proxy) may vote to adjourn the meeting. In particular, the governing documents provide that such a vote may be undertaken where a quorum has not been reached; however, the governing documents do not specifically state that is the only circumstance in which the shareowners may vote to adjourn the meeting. Similarly, applicable state law does not specifically limit the circumstances under which shareowners may vote to adjourn a special or annual meeting.

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Definitive Proxy; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (360) 734-9900, extension 311, at your convenience.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Chief Legal Officer and Secretary